

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Terrence W. Norchi, M.D.
President and Chief Executive Officer
Arch Therapeutics, Inc.
235 Walnut St., Suite 6
Framingham, MA 01702

      Re: Arch Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed August 22, 2022
           File No. 333-267004

Dear Dr. Norchi:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Alan Wovsaniker, Esq.